SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)

NTS MORTGAGE INCOME FUND
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

629419102
(CUSIP Number)

J. D. Nichols,
Chairman of the Boards of Directors
of NTS Mortgage Income Fund and NTS Corporation, and
Manager of ORIG, LLC and Bluegreen Investors LLC
10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800

*(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)*

March 26, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. *See* Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the Notes).

Introduction

This Amendment No. 7 to Schedule 13D (the "Amendment") is being filed on behalf of: J.D. Nichols; NTS Corporation, a Kentucky corporation; ORIG, LLC, a Kentucky limited liability company of which Mr. Nichols is the manager ("ORIG"); Ocean Ridge Investments, Ltd., a Florida limited partnership ("Ocean Ridge"), Bluegreen Investors LLC, a Delaware limited liability company of which Mr. Nichols is the manager ("Bluegreen") and Gregory A. Wells, the Chief Financial Officer of the Issuer ("Mr. Wells"). Mr. Nichols, NTS Corporation, ORIG, Ocean Ridge, Bluegreen and Mr. Wells (the "Reporting Persons") may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). This filing amends and supplements the Schedule 13D filed on October 22, 2001 (the "Original Statement"), which was intended to satisfy the reporting obligations of the Reporting Persons under Section 13(d) of the Exchange Act in connection with a purchase of shares of common stock, $0.001 par value ("Shares") of NTS Mortgage Income Fund, a Delaware corporation (the "Issuer"). The Original Statement was amended by a Schedule 13D filed on January 7, 2004 ("Amendment No. 1"), a Schedule 13D filed on July 14, 2004 ("Amendment No. 2"), a Schedule 13D filed on April 18, 2005 ("Amendment No. 3"), a Schedule 13D filed on November 8, 2005 ("Amendment No. 4"), a Schedule 13D filed on August 29, 2007 ("Amendment No. 5") and a Schedule 13D filed on July 24, 2009 ("Amendment No. 6"). The Original Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 will be referred hereinafter as the "Amended Statement."

Bluegreen purchased approximately 56,965 Shares through privately negotiated transactions with certain unaffiliated shareholders between August 2009 and December 2011 for prices ranging from $1.50 to $1.00 per Share. The total number of Shares beneficially owned by the Reporting Persons is approximately 767,520, or 24.08% of the outstanding Shares of the Issuer. The Reporting Persons are hereby filing this Amendment to reflect the acquisition of the additional Shares.

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

   J.D. Nichols

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)   [ ]

   (b)   [X]

3) SEC Use Only

4) Source of Funds: WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization: U.S.A.

   Number of Shares Beneficially Owned by Each Reporting Person With:

7) Sole Voting Power   763,453[1][3][4]

8) Shared Voting Power   0[2]

9) Sole Dispositive Power   763,453[1][3][4]

10) Shared Dispositive Power   0[2]

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 763,453[1][3][4]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13) Percent of Class Represented by Row (11): 23.95%

14) Type of Reporting Person: IN

---

[1]   Consists of: (i) 10,460 Shares owned by NTS Corporation; (ii) 95,793 Shares owned by Ocean Ridge; (iii) 276,643 Shares owned by ORIG and (iv) 380,557 Shares owned by Bluegreen.

[2]   Mr. Wells individually owned 4,067 Shares. Mr. Nichols disclaims beneficial ownership of these Shares.

[3]   Mr. Nichols disclaims beneficial ownership of 763,453 Shares, which consist of: (i) 95,793 Shares owned by Ocean Ridge; (ii) 10,460 Shares owned by NTS Corporation; (iii) 380,557 Shares owned by Bluegreen; and (v) 273,877 Shares owned by ORIG, which represents 99% of the Shares owned by ORIG.

[4]   Mr. Nichols has the power to direct the voting and disposition of these Shares because he is the Manager of ORIG and Bluegreen, the Chairman of the Board of NTS Corporation and the Chairman of the Board of BKK, Financial, Inc., which is the general partner of Ocean Ridge.

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

   Ocean Ridge Investments, Ltd., a Florida limited partnership

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [ ]

   (b) [X]

3) SEC Use Only

4) Source of Funds: WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization: Florida

   Number of Shares Beneficially Owned by Each Reporting Person With:

7) Sole Voting Power   95,793

8) Shared Voting Power   667,660[1][2]

9) Sole Dispositive Power   95,793

10) Shared Dispositive Power   667,660[1][2]

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 763,453[3]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13) Percent of Class Represented by Row (11): 23.95%

14) Type of Reporting Person: PN

---

[1] Consists of: (i) 10,460 Shares owned by NTS Corporation; (ii) 276,643 Shares owned by ORIG; and (iii) 380,557 Shares owned by Bluegreen.

[2] Ocean Ridge disclaims beneficial ownership of 667,660 Shares, which consist of: (i) 10,460 Shares owned by NTS Corporation; (ii) 276,643 Shares owned by ORIG; and (iii) 380,557 Shares owned by Bluegreen.

[3] Consists of: (i) 10,460 Shares owned by NTS Corporation; (ii) 276,643 Shares owned by ORIG; (iii) 95,793 Shares owned by Ocean Ridge; and (iv) 380,557 Shares owned by Bluegreen.

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

   ORIG, LLC, a Kentucky limited liability company

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)　[ ]

   (b)　[X]

3) SEC Use Only

4) Source of Funds: WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization: Kentucky

   Number of Shares Beneficially Owned by Each Reporting Person With:

7) Sole Voting Power　　　276,643

8) Shared Voting Power　　486,810[1][2]

9) Sole Dispositive Power　276,643

10) Shared Dispositive Power　486,810[1][2]

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 763,453[3]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13) Percent of Class Represented by Row (11): 23.95%

14) Type of Reporting Person:　OO

---

[1]　Consists of: (i) 10,460 Shares owned by NTS Corporation; (ii) 95,793 Shares owned by Ocean Ridge; and (iii) 380,557 Shares owned by Bluegreen.

[2]　ORIG disclaims beneficial ownership of 486,810 Shares, which consist of: (i) 10,460 Shares owned by NTS Corporation; (ii) 95,793 Shares owned by Ocean Ridge; and (iii) 380,557 Shares owned by Bluegreen.

[3]　Consists of: (i) 10,460 Shares owned by NTS Corporation; (ii) 95,793 Shares owned by Ocean Ridge; (iii) 276,643 Shares owned by ORIG; and (iv) 380,557 Shares owned by Bluegreen.

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

   NTS Corporation, a Kentucky corporation

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)   [ ]

   (b)   [X]

3) SEC Use Only

4) Source of Funds: WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization: Kentucky

   Number of Shares Beneficially Owned by Each Reporting Person With:

7) Sole Voting Power   10,460

8) Shared Voting Power   752,993[1] [2]

9) Sole Dispositive Power   10,460

10) Shared Dispositive Power   752,993[1] [2]

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 763,453[3]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13) Percent of Class Represented by Row (11): 23.95%

14) Type of Reporting Person: CO

---

[1]   Consists of: (i) 276,643 Shares owned by ORIG; (ii) 95,793 Shares owned by Ocean Ridge; and (iii) 380,557 Shares owned by Bluegreen.

[2]   NTS Corporation disclaims beneficial ownership of 752,993 Shares, which consist of: (i) 276,643 Shares owned by ORIG; (ii) 95,793 Shares owned by Ocean Ridge; and (iii) 380,557 Shares owned by Bluegreen.

[3]   Consists of: (i) 276,643 Shares owned by ORIG; (ii) 95,793 Shares owned by Ocean Ridge; (iii) 10,460 Shares owned by NTS Corporation; and (iv) 380,557 Shares owned by Bluegreen.

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

Bluegreen Investors LLC, a Delaware limited liability company

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [X]

3) SEC Use Only

4) Source of Funds: WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

7) Sole Voting Power   380,557

8) Shared Voting Power   382,896[1] [2]

9) Sole Dispositive Power   380,557

10) Shared Dispositive Power   382,896[1] [2]

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 763,453[3]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13) Percent of Class Represented by Row (11): 23.95%

14) Type of Reporting Person: OO

---

[1]   Consists of: (i) 276,643 Shares owned by ORIG; (ii) 95,793 Shares owned by Ocean Ridge; and (iii) 10,460 Shares owned by NTS Corporation.

[2]   Bluegreen disclaims beneficial ownership of 382,896 Shares, which consist of: (i) 276,643 Shares owned by ORIG; (ii) 95,793 Shares owned by Ocean Ridge; and (iii) 10,460 Shares owned by NTS Corporation.

[3]   Consists of: (i) 276,643 Shares owned by ORIG; (ii) 95,793 Shares owned by Ocean Ridge; (iii) 10,460 Shares owned by NTS Corporation; and (iv) 380,557 Shares owned by Bluegreen.

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

   Gregory A. Wells

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [ ]

   (b) [X]

3) SEC Use Only

4) Source of Funds: WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization: Delaware

   Number of Shares Beneficially Owned by Each Reporting Person With:

7) Sole Voting Power   4,067

8) Shared Voting Power   0[1]

9) Sole Dispositive Power   4,067

10) Shared Dispositive Power   0[1]

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 4,067[1]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13) Percent of Class Represented by Row (11): 0.13%

14) Type of Reporting Person: OO

---

[1]   Mr. Wells individually owned 4,067 Shares.

Item 2.   Identity and Background.

No amendment to the Amended Statement.

Item 3.   Source and Amount of Funds or Other Consideration.

No amendment to the Amended Statement.

Item 4.   Purpose of Transaction.

No amendment to the Amended Statement.

Item 5.   Interest in Securities of the Issuer.

(a)   Reference is hereby made to the Introduction and cover pages 3-6 attached hereto, which are incorporated herein by reference.

As of March 26, 2012, the number of Shares beneficially owned by the Reporting Persons is 767,520, or approximately 24.08% of the outstanding Shares.

(b)   Reference is hereby made to the Introduction and cover pages 3-6 attached hereto, which are incorporated herein by reference.

(c)   None.

(d)   None.

(e)   Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

No amendment to the Amended Statement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2012

J. D. NICHOLS



J. D. Nichols

OCEAN RIDGE INVESTMENTS, LTD.

By: BKK FINANCIAL, INC., its General Partner

By:

J. D. Nichols, Chairman of the Board

ORIG, LLC

By:

J. D. Nichols, Manager

NTS CORPORATION

By:

J. D. Nichols, Chairman of the Board

BLUEGREEN INVESTORS, LLC

By:

J. D. Nichols, Manager

GREGORY A. WELLS

By:

Gregory A. Wells